Millar Western Forest Products Ltd.

Financial Statements
December 31, 2008

March 3, 2009

Auditors’ Report

To the Shareholder of
Millar Western Forest Products Ltd.

We have audited the balance sheets of Millar Western Forest Products Ltd. as at December 31, 2008 and 2007 and the statements of operations and comprehensive (loss) income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Edmonton, Alberta, Canada

Millar Western Forest Products Ltd.
Balance Sheets
As at December 31

(expressed in thousands of Canadian dollars)

	2008	2007
	$	$
Assets

Current assets
Cash and cash equivalents	46,411	24,001
Accounts and other receivables	56,876	28,944
Inventories (note 3)	66,291	76,426
Prepaid expenses	10,959	15,302
Income taxes recoverable	21	5,366
Future income taxes (note 15)	1,247	1,188

	181,805	151,227

Property, plant and equipment (note 4)	131,860	150,092

Intangibles and other assets (note 5)	68,811	78,632

	382,476	379,951
Liabilities

Current liabilities
Accounts payable and accrued liabilities	40,013	43,516
Current portion of long-term debt (note 7)	702	629

	40,715	44,145

Long-term debt (note 7)	247,669	205,314

Other obligations (note 8)	5,324	6,162

Future income taxes (note 15)	11,521	18,752

	305,229	274,373

Shareholder’s Equity

Share capital (note 9)	-	-

Retained earnings	77,247	105,578

	77,247	105,578

	382,476	379,951

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

Millar Western Forest Products Ltd.
Statements of Retained Earnings
For the years ended December 31

(expressed in thousands of Canadian dollars)

	2008	2007	2006
	$	$	$

Balance – Beginning of year	105,578	89,031	44,406

Transition adjustment on adoption of new accounting standards (note 2(a))	(6,811)	-	-

Net (loss) earnings for the year	(21,520)	16,547	44,625

Balance – End of year	77,247	105,578	89,031

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Statements of Operations and Comprehensive (Loss) Income
For the years ended December 31

(expressed in thousands of Canadian dollars)

	2008	2007	2006
	$	$	$

Revenue	329,562	327,198	305,260

Cost and expenses
Cost of products sold	223,450	229,500	202,615
Freight and other distribution costs	65,668	62,138	52,790
Depreciation and amortization	21,763	21,051	18,970
General and administration	13,040	12,862	12,635
Lumber export taxes	4,106	5,308	990
Countervailing and anti-dumping duties recoveries (note 10)	-	-	(27,683)
Employees’ profit sharing	-	-	4,127

	328,027	330,859	264,444

Operating earnings (loss)	1,535	(3,661)	40,816

Financing expenses – net (note 11)	(18,210)	(16,510)	(13,547)

Unrealized exchange (loss) gain on long-term debt	(43,073)	33,079	(114)

Other income (expenses) (note 14)	33,083	(3,487)	31,243

(Loss) earnings before income taxes	(26,665)	9,421	58,398

Income taxes (recovery) (note 15)	(5,145)	(7,126)	13,773

Net (loss) earnings and comprehensive (loss) earnings for the year	(21,520)	16,547	44,625

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Statements of Cash Flows
For the years ended December 31

(in thousands of dollars)

	2008	2007	2006
	$	$	$

Cash provided from (used in)

Operating activities
Net (loss) earnings for the year	(21,520)	16,547	44,625
Items not affecting cash
Depreciation and amortization	21,763	21,051	18,970
Future income taxes (recovery)	(5,036)	(2,059)	8,761
Amortization of deferred financing costs	-	679	679
Unrealized exchange (gain) loss on long-term debt	43,073	(33,079)	114
Insurance proceeds for Fox Creek Mill (note 13)	(30,929)	-	-
Unrealized (gain) loss on derivative contracts	(2,870)	(52)	693
Reforestation expense	4,158	6,740	6,867
Loss on disposal of fixed assets	4,606	-	-
Gain on sale of power purchase rights (notes 5 and 7)	-	(2,354)	(32,666)
Inventory valuation	(4,090)	2,259	1,655
Other	(666)	(107)	(806)

	8,489	9,625	48,892
Reforestation expenditures	(4,083)	(6,759)	(4,401)
Increase in other obligations	-	-	400

	4,406	2,866	44,891
Changes in non-cash working capital (note 22)	14,358	(17,600)	(11,490)

	18,764	(14,734)	33,401

Investing activities
Business acquisition (note 12)	-	(21,810)	-
Additions to property, plant and equipment	(2,325)	(8,919)	(12,192)
Proceeds on disposal of property, plant and equipment	1,244	334	250
Insurance proceeds for Fox Creek Mill (note 13)	5,000	-	-
Decrease (increase) in other assets	356	(435)	128

	4,275	(30,830)	(11,814)

Financing activities
Advances of long-term debt	-	5,080	-
Repayments of long-term debt	(629)	(474)	(287)

	(629)	4,606	(287)

Increase (decrease) in cash and cash equivalents	22,410	(40,958)	21,300

Cash and cash equivalents – Beginning of year	24,001	64,959	43,659

Cash and cash equivalents – End of year	46,411	24,001	64,959

Cash and cash equivalents are composed of
Cash on deposit	6,007	22,037	49,538
Short-term investments	40,404	1,964	15,421

	46,411	24,001	64,959

Supplementary cash flow information (note 22)

The accompanying notes are an integral part of the financial statements.

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

1	Nature of operations and significant accounting policies

Nature of operations

The Company is an integrated wood products company producing lumber and pulp. The lumber segment consists of sawmill operations, which produce and market dimension lumber. The pulp segment includes the manufacturing and marketing of a number of different grades of pulp. Inter-segment transfers of logs and chips are recorded at transfer prices defined by management, which are intended to approximate fair market value. Results of operations are presented net of these transfers.

Basis of presentation and summary of significant accounting policies

The financial statements are expressed in Canadian dollars and have been prepared by management in accordance with accounting principles generally accepted in Canada. Because the precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates and approximations that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

	a)	Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand less cheques issued at year-end that have not been processed by the Company’s financial institution and include money-market instruments with maturity dates of less than three months from the date they are acquired.

	b)	Inventories

Pulp, lumber and log inventories are recorded at the lower of cost and net realizable value. Net realizable value for finished pulp and lumber is determined with reference to expected selling price in the market. Net realizable value for log inventories is determined with reference to their value once converted to dimension lumber. Net realizable value represents the estimated selling price for inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Operating and maintenance supplies are recorded at average cost.

Costs of products sold, as presented in the statement of operations, include all inventories expensed in the period, as well as changes in inventory valuation provisions.

(1)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

c)	Property, plant and equipment

Property, plant and equipment are recorded at original cost less accumulated amortization. Expenditures for additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to earnings. Upon retirement, disposal or destruction, the cost and related amortization of an asset are removed from the accounts, and any gain or loss is reflected in earnings.

Amortization of the cost is calculated using the straight-line method over the useful life of various assets as described below. Amortization is not calculated on assets under construction until the assets are placed into use.

The estimated useful lives of the various assets are as follows:

Buildings - Sawmill	20 years
Buildings – Pulp Mill	40 years
Process equipment - Sawmill	15 years
Process equipment – Pulp Mill	25 years
Mobile equipment	5 - 8 years
Furniture, office and computer equipment	5 - 10 years
Roads	10 years

d)	Intangible assets

Intangible assets are recognized at cost and measured subsequently at cost less accumulated amortization. The Company’s intangible assets consist of timber rights, Forest Management Agreement (“FMA”) costs and power purchase rights.

Timber rights for fixed quota volumes are recorded at cost and are amortized on the basis of the volume of timber harvested in a period not exceeding the 20 years determined in the related agreements.

FMA costs include the cost of the initial acquisition of the FMA and costs related to the development and submission of Detailed Forest Management Plans (“DFMP”) required under the agreement. The initial acquisition cost is amortized on a straight-line basis over the 20-year term of the related agreement, while costs related to each DFMP are amortized over ten years, the expected useful life of the plan.

Power purchase rights are recorded at cost and amortized on a straight-line basis over the term of the underlying agreements.

(2)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

e)	Impairment of long-lived assets

In the event that facts or changes in circumstances indicate that the carrying value of the Company’s long-lived assets, which include property, plant and equipment, timber rights, FMA costs and power purchase rights, may be impaired, the Company performs a recoverability evaluation. If the evaluation indicates that the carrying amount of the asset is not recoverable from the undiscounted cash flows, then an impairment loss is recognized for the excess of the carrying amount of the asset over its fair value.

f)	Asset retirement obligations

The Company records the estimated fair value of a liability for asset retirement obligations in the period a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset and amortized over its useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of settlement.

The Company harvests timber under various timber rights and the FMA. Estimated future reforestation obligations are accrued and charged to log inventories, based on the estimated fair value of the future obligation, at the time the timber is harvested. The reforestation obligation is reviewed periodically and changes to estimates are recorded to inventory and earnings.

g)	Revenue recognition

Revenue is derived from the sale of products and is recognized when goods are shipped, title has passed to the customer, amounts are known and collection is reasonably assured. Revenue received in advance of shipment is deferred and recognized when goods are shipped and title has passed to the customer.

h)	Interest capitalization

Interest is capitalized on specific borrowings required to finance the construction of property, plant and equipment.

i)	Research and development costs

Research and development costs are expensed in the period incurred. Development costs are expensed in the period incurred, unless technical and market viability of a development project have been established and costs are deferred. No development costs have been deferred to date.

(3)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

j)	Income taxes

The Company follows the asset-and-liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax liabilities or assets are measured using substantively enacted rates anticipated to apply in the periods that the differences are expected to reverse. The effect of a change in tax rates on future income tax liabilities and assets is recognized in earnings in the period that the change occurs. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

k)	Foreign currency translation

The Company has no operations outside of Canada; however, the Company does have a significant exposure to foreign-currency exchange-rate movements as a result of its long-term debt and export sales denominated in U.S. dollars.

Foreign currency transactions are translated into Canadian dollars by applying exchange rates in effect at the transaction date. At each reporting period end, monetary assets and liabilities denominated in foreign currencies are converted to Canadian dollars at rates of exchange prevailing on that date. Gains and losses from translation are included in earnings.

l)	Financial instruments

Financial assets:

The Company classifies its financial assets in the following categories: at fair value through earnings, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at fair value through earnings are financial assets held for trading, and include cash and cash equivalents. Derivatives are also categorized as held for trading. Financial assets at fair value through earnings are subsequently carried at fair value, with changes in fair value recorded in other income.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Accounts receivable are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Company will not be able to collect all amounts due, according to the original terms of the receivables.

(4)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

Financial liabilities

Accounts payable are recognised initially at fair value and subsequently measured at amortised cost using the effective-interest method. Borrowings are recognized initially at fair value, and transaction costs are expensed. Borrowings are subsequently stated at amortised cost; any difference between the proceeds and the redemption value is recognized in earnings over the period of the borrowings using the effective- interest method. Borrowings are classified as current liabilities, unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The Company does not enter into speculative contracts and does not apply hedge accounting; therefore, unrealized gains and losses on derivatives are recorded in earnings at each period end.

The Company enters into forward-exchange contracts to hedge a portion of its expected foreign-currency denominated revenue over periods of up to twelve months into the future. From time to time, the Company also enters into forward-sales contracts for pulp or lumber in order to minimize the impact of market volatility on its product sales. The Company also enters into forward-purchase contracts for natural gas in order to minimize the impact of market volatility on its gas purchases. These contracts are classified as derivative instruments and measured at fair value.

The Company has reviewed all significant contractual agreements and determined that there are no material embedded derivatives that must be separated from the host contract and recorded at fair value.

Details of the Company’s classification of financial instruments are provided in note 18.

(5)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

	m)	Employee benefit plans

The Company has defined-contribution plans providing pension benefits to most of its employees. Effective January 1, 2000, the Company established a supplementary defined-benefit pension plan for certain key employees. The Company accrues its obligations under the defined-benefit plan and the related costs, net of plan assets. The cost of pensions under this plan is determined using the projected benefit method pro rated on service and management’s best estimates of expected plan investment performance, salary increases and retirement ages of employees in the plan. The discount rate used to determine the interest cost on the accrued benefit obligation is a market rate based on the yield of high quality debt instruments at the beginning of the year. Past service costs from plan initiation are amortized on a straight-line basis over the average remaining service period of employees. The expected return on plan assets is based on the fair value of plan assets. Cumulative actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the market value of the plan assets are amortized over the expected average remaining service lifetime of active plan members, which is 13 years.

2	Changes in accounting policies

	a)	New standards adopted in 2008:

On January 1, 2008, the Company adopted the following new standards from the Canadian Institute of Chartered Accountants (“CICA”) Handbook.

Comprehensive Income and Equity

CICA Handbook Section 1530 establishes standards for reporting and presenting comprehensive earnings, which is defined as the change in equity from transactions and other events from non-owner sources. It includes items that would not normally be included in net earnings, such as:

i) changes in the fair value of hedging instruments; and

ii) unrealized gains or losses on available-for-sale investments.

The CICA also made changes to Handbook Section 3250, Surplus, and reissued it as Section 3251, Equity. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of Section 1530, Comprehensive Income.

Management has determined that it has no items of other comprehensive income; therefore, these standards had no impact on the Company’s results of operations or financial position.

(6)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

Financial Instruments – Recognition and Measurement

CICA Handbook Section 3855 provides guidance on when financial assets, financial liabilities or derivatives are to be recognized on the balance sheet of the Company and on what basis these assets, liabilities and derivatives should be measured. Under the new standard, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available for sale financial assets, and other liabilities. The standard is applied retrospectively without restatement of prior periods.

The Company has classified its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables and are measured at amortized cost. Accounts payable and accrued charges, long-term debt and interest payable are classified as other liabilities, all of which are measured at amortized cost.

The standard requires derivative instruments to be recorded as either assets or liabilities measured at their fair value. Certain derivatives embedded in other contracts must also be separated and measured at fair value. In accordance with the transitional provisions of the standard, the Company has reviewed all significant contractual agreements entered into after January 1, 2008, and determined that there are no material embedded derivatives that must be separated from the host contract.

At the date of adoption, the Company’s classification of financial assets and liabilities did not result in any material changes from amounts previously reported. The Company’s policies are included in note 1(1); however, as permitted by the standards, the Company has elected to expense transaction costs on borrowings and, as a result, on January 1, 2008, other assets were reduced by $4.0 million; future tax liabilities were reduced by $1.0 million; and opening retained earnings were reduced by $3.0 million.

Financial Instruments – Disclosures and Presentation

CICA Handbook Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate (i) the significance of financial instruments for their financial position and performance and (ii) the nature and extent of risk exposures arising from financial instruments at the balance sheet date and how those risks are managed. Section 3863 establishes standards for the presentation of financial instruments and non-financial derivatives. It addresses the classification of financial instruments from the perspective of the issuer, between liabilities and equity, related interest, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. As a result of adopting these new sections, the Company has expanded its financial risks and financial instruments disclosures (Note 18). The adoption of these new standards did not have any effect on the Company's financial position, results of its operations or its cash flows.

(7)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

Capital Disclosures

CICA Handbook Section 1535 established new disclosure requirements concerning capital, such as the need to provide qualitative information about the Company's objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements; and, if not, the consequences of such non-compliance. The Company has disclosed details about its capital management in Note 19.

Inventories

CICA Handbook Section 3031 introduced changes to the measurement and disclosure of inventory. The measurement changes include the elimination of the last-in, first-out method; a requirement to measure inventories at the lower of cost and net realizable value; a requirement that the allocation of overhead be based on normal capacity; a requirement to use the specific-cost method for inventories that are not ordinarily interchangeable and for goods and services produced for specific purposes; a requirement for an entity to use a consistent cost formula for inventory of a similar nature and use; and a requirement for the reversal of previous write-downs to net-realizable value when there is a subsequent increase in the value of inventories. Disclosure requirements have also been enhanced requiring inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversal of write-downs to be disclosed.

On January 1, 2008, the Company adopted the new standards on a retrospective basis. As a result of implementing this standard, the Company revised its methodology for the determination of net realizable value for log inventories, which resulted in a reduced carrying amount for this inventory of $4.7 million. In addition, the Company reclassified major spare parts from maintenance supply inventories to process equipment in the amount of $1.5 million, net of accumulated depreciation of $0.3 million. As a result of the combined impact of these changes, inventories decreased by $6.5 million; property, plant and equipment increased by $1.5 million; retained earnings decreased by $3.8 million; and future income tax liabilities decreased by $1.3 million. During the year, an additional $0.08 million of depreciation related to the reclassification of spare parts was expensed.

Hedges

CICA Handbook Section 3865 requires that, in a fair value hedge, hedging derivatives must be carried at fair value, with changes in fair value recognized in the statement of earnings. The changes in the fair value of the hedged items attributable to the hedged risk must also be recorded in earnings by way of a corresponding adjustment of the carrying amount of the hedged items recognized in the balance sheet. In a cash-flow hedge, the changes in fair value of derivative financial instruments must be recorded in other comprehensive income. These amounts are reclassified to the statement of earnings in the periods in which results are affected by the cash flows of the hedged item. Similarly, any hedge ineffectiveness must be recorded in the statement of earnings. At the date of adoption, January 1, 2008, the Company has elected not to follow hedge accounting for any of its hedging relationships; thus, there is no impact from adopting this standard.

(8)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

	b)	Recent accounting pronouncements not yet adopted:

Goodwill and Intangible Assets

In February, 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, replacing Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new pronouncement establishes the standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062. This section is effective in the first quarter of 2009, and the Company does not expect its adoption to have any material impact on its financial statements.

Convergence with International Financial Reporting Standards

In 2008, the CICA’s Accounting Standards Board released an exposure draft proposing to incorporate the International Financial Reporting Standards (IFRS) into Canadian GAAP for publically accountable enterprises over a transitional period to be completed by 2011. The official changeover date from Canadian GAAP to IFRS is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company is in the process of assessing the impact of the ultimate adoption of IFRS on its financial statements.

3	Inventories

	2008	2007
	$	$

Logs	17,675	29,679
Pulp	22,500	19,400
Lumber	12,226	13,295
Operating and maintenance supplies	13,890	14,052
	66,291	76,426

Total log-and-finished-products inventory, which reflects net realizable value at December 31, 2008, includes a valuation provision of $4.5 million (2007 - $3.9 million, before considering the January 1, 2008 increase in provision of $4.7 million).

(9)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

4	Property, plant and equipment

			2008

		Accumulated
	Cost	depreciation	Net
	$	$	$

Lumber mills
Buildings	27,637	11,776	15,861
Process equipment	98,925	50,200	48,725
Mobile Equipment	11,266	7,221	4,045
Furniture, office and computer equipment	17,947	15,839	2,108
Pulp mill
Buildings	22,261	12,442	9,819
Process equipment	192,571	145,577	46,994
Land	2,152	-	2,152
Roads	5,607	3,715	1,892
Capital projects in progress	264	-	264
	378,630	246,770	131,860

			2007

		Accumulated
	Cost	depreciation	Net
	$	$	$

Lumber mills
Buildings	27,526	10,426	17,100
Process equipment	104,379	44,577	59,802
Mobile equipment	10,614	6,696	3,918
Furniture, office and computer equipment	17,804	14,042	3,762
Pulp mill
Buildings	22,261	11,979	10,282
Process equipment	190,934	139,880	51,054
Land	1,802	-	1,802
Roads	5,607	3,347	2,260
Capital projects in progress	112	-	112
	381,039	230,947	150,092

(10)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

5	Intangibles and other assets

			2008

		Accumulated
	Cost	amortization	Net
	$	$	$

Timber rights	19,098	8,573	10,525
FMA costs	9,247	5,211	4,036
Power purchase rights	67,783	15,693	52,090
	96,128	29,477	66,651
Notes receivable			256
Other			1,904
			68,811

			2007

		Accumulated
	Cost	amortization	Net
	$	$	$

Timber rights	19,951	7,855	12,096
FMA costs	8,393	4,668	3,725
Power purchase rights	67,783	11,352	56,431
Deferred financing costs	6,768	2,750	4,018
	102,895	26,625	76,270
Notes receivable			613
Other			1,749
			78,632

Amortization of timber rights for the year was $0.7 million (2007 – $0.7 million; 2006 – $0.5 million).

Amortization of FMA costs for the year was $0.5 million (2007 – $0.5 million; 2006 – $0.9 million).

Amortization of power purchase rights for the year was $4.3 million (2007 – $4.3 million; 2006 – $3.2 million).

(11)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

Power purchase rights

In 2001, the Company entered into agreements to acquire the rights to a portion of the electricity generated from two power plants in Alberta. These agreements gave the Company the entitlement and obligation to purchase, at largely predetermined prices, approximately 80 megawatts of electricity, which represents the Company’s estimated consumption of electricity at existing production rates. The Company sells the electricity purchased under these agreements at prevailing market prices. At the same time, the Company purchases electricity for its operations at prevailing market prices.

Effective May 1, 2006, the Company sold its interest in one of the agreements and concurrently acquired a greater interest in the remaining agreement. These transactions were accounted for as a sale and purchase, respectively, to reflect their commercial substance, resulting in a gain of $32.7 million, an increase in long-term debt of $15.6 million and an increase in other assets of $46.9 million. As a result of the transactions, the Company has the right to purchase approximately 80 megawatts of electricity to December 31, 2020.

Deferred financing costs

In 2003, the Company capitalized financing costs relating to the issuance of US$190.0 million of unsecured senior notes that had been amortized over the term of the notes. In January 2008, the Company adopted an accounting policy of expensing debt issue-costs, and, as a result, other assets were reduced by $4.0 million (Note 2(a)).

6	Revolving credit facility

On March 5, 2008, the Company and its lender agreed to extend the revolving credit facility to May 31, 2010, and to increase its limit to $50 million. The credit facility was undrawn at December 31, 2008, and December 31, 2007. The facility is subject to a borrowing formula based upon the levels of inventory and accounts receivable. The amount available at December 31, 2008, under the facility was $50 million (2007 – $30 million), of which $2.2 million (2007 – $2.0 million) was committed to letters of credit. The interest rate on this facility is floating and may, at the Company’s option, be based upon the Bank Prime Rate, U.S. Base Rate, or LIBOR. Collateral for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

(12)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

7	Long-term debt

	2008	2007
	$	$

Unsecured senior notes – US$190,000	231,420	188,347
Power purchase rights loan #1	14,339	14,870
Power purchase rights loan #2	2,612	2,726
	248,371	205,943
Less: Current portion	702	629
	247,669	205,314

Principal repayments required are as follows:

$

2009	702
2010	784
2011	876
2012	978
2013	232,512
Thereafter	12,519

In 2003, the Company issued approximately $250 million (US$190 million) of unsecured senior notes due November 15, 2013, that bear interest at a rate of 7.75%, payable semi-annually on May 15 and November 15 of each year. The notes are unsecured obligations of the Company and rank equally and rateably with all existing and future unsecured indebtedness of the Company.

The indenture governing the unsecured senior notes contains restrictions on the ability of the Company to incur additional indebtedness, pay dividends or distributions, make investments, issue or repurchase share capital, create liens, or engage in sale and leaseback transactions, mergers, consolidations and sales of assets and transactions with affiliates.

In 2006, the Company was provided with a $15.6 million loan to acquire additional power purchase rights as described in Note 5. The loan is repayable in equal monthly payments of $0.2 million, including principal and interest, from May 31, 2006, to December 31, 2020. Interest is accrued on the loan at an effective annual rate of 12%.

(13)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

In 2007, the Company was provided with a further $5.1 million loan in connection with the sale of power purchase rights that took place in 2006. The loan is non-interest bearing and is repayable in equal annual payments of $0.4 million from February 23, 2008, to December 31, 2020. The loan has been recorded at fair value using an effective annual interest rate of 9.75%, resulting in a reduction in the carrying value of the debt from $5.1 million to $2.7 million. The fair value adjustment of $2.4 million was recorded in 2007 as an additional gain on sale.

Collateral for both of the power purchase rights loans consists of a first charge on the additional interest acquired and an obligation to provide a letter of credit to the lender if the net present value of the Company’s power purchase rights falls below a predetermined level. As at December 31, 2008, a letter of credit was not required.

8	Other obligations

	2008	2007
	$	$

Reforestation obligations
Balance – beginning of year	11,946	9,403
Accrual for the year	3,059	9,302
Expenditures during the year	(4,083)	(6,759)
Balance – end of year	10,922	11,946
Less: current portion, included in accrued liabilities	6,728	6,924
	4,194	5,022
Long-term incentive plan and other obligations	1,130	1,140
	5,324	6,162

9	Share capital

Authorized

Unlimited number of common shares

Issued and fully paid

	2008	2007
	$	$

15,000,001 common shares	-	-

(14)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

10	Countervailing and anti-dumping duties

On October 12, 2006, the Softwood Lumber Agreement (“SLA”) between the Canadian and United States governments came into effect. The terms include replacing the countervailing and anti-dumping duties with a Canadian-imposed export tax based on the price of lumber and the volume of lumber shipped to the U.S. The SLA resulted in the Company receiving a total refund of $36.0 million, composed of $31.8 million, or approximately 82% of the duties deposited, and interest on the deposits of $4.2 million, which was included in interest income.

11	Financing expenses – net

	2008	2007	2006
	$	$	$

Interest expense on long-term debt	18,637	16,933	17,603
Other interest and bank charges	852	751	896
Amortization of deferred financing costs	-	679	679
Interest income – note 10	(1,279)	(1,853)	(5,631)
	18,210	16,510	13,547

12	Business acquisition

On July 31, 2007, the Company purchased the net operating assets of Mostowich Lumber Ltd., a privately-owned company located in Fox Creek, Alberta, for cash consideration of $21.8 million. The assets purchased included log inventory, buildings, lumber manufacturing equipment, mobile equipment and coniferous timber quotas. The results of the Fox Creek operations have been included in the consolidated financial statements since that date and are reflected in the lumber operating segment.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

$

Log inventory	2,762
Property, plant and equipment	11,567
Timber rights	8,264
Total assets acquired	22,593
Reforestation obligation	(783)
Net assets acquired	21,810

(15)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

13	Insurance proceeds for Fox Creek mill

On August 29, 2008, the Company’s Fox Creek wood products operation suffered a fire that extensively damaged the sawmill, rendering it permanently inoperable. The facility was insured at replacement cost On February 17, 2009, the Company and the insurer agreed to a replacement cost value of up to $38.5 million, assuming the sawmill is rebuilt, and an actual cash value of the loss of $30.9 million, assuming the sawmill is not rebuilt. At December 31, 2008, the Company had received an advance of $5.0 million related to the claim. The $30.9 million has been recorded in other income to offset the sawmill’s net book value of $5.8 million, which was written off in September 2008. The Company has not yet made a final decision on rebuilding the facility, but any additional amounts received under the claim will be recorded in income in the period this uncertainty is resolved. The Company does not anticipate any issue with the claim and expects to receive the outstanding $25.9 million by the end of the first quarter of 2009.

The Company’s insurance policy also included up to $1.4 million for business-interruption coverage, the payout of which is dependant on the estimated financial performance of the facility, had it operated for the 12- month coverage period. With the current weakness in the market and no clear indicators for improvement in the coming months, final resolution on this coverage is not expected before the end of the third quarter of 2009, therefore, no amount has been accrued as income relating to this coverage.

14	Other income (expenses)

	2008	2007	2006
	$	$	$

(Loss) gain on disposal of property, plant and equipment	(4,606)	(118)	747
Other exchange gain (loss)	7,693	(5,738)	130
Fox Creek insurance claim (note 13)	30,929	-	-
Gain on sale of power purchase rights (notes 5 and 7)	-	2,354	32,666
Provision for loss on Meadow Lake receivable	(933)	15	(2,300)
	33,083	(3,487)	31,243

(16)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

Meadow Lake

On December 28, 2005, the Meadow Lake Pulp Limited Partnership was granted protection under the Companies Creditors Arrangement Act (“CCAA”). In 2005, the Company recorded a provision for loss of $2.1 million against the carrying value of its note receivable from Meadow Lake and a further $2.2 million provision for loss on its trade account receivable related to management and marketing services provided under agreements with Meadow Lake. In 2006, the Company recorded an additional provision for loss of $2.3 million on the remaining balance of the trade receivable as at December 31, 2006. As at December 31, 2007, there are no further amounts outstanding relating to services provided prior to the CCAA action. In 2008, the Company recorded an additional provision of $0.9 million for accounts receivable arising subsequent to the CCAA action and that are currently in dispute. At December 31, 2008, there is no further trade receivable balance.

15	Income taxes

The following analysis describes the difference between the effective tax rate reflected in the provision for income taxes and the statutory rates applicable to the Company.

	2008	2007	2006
	$	$	$

(Loss) earnings before income taxes	(26,665)	9,421	58,398

Income taxes (recovery) based on combined federal and provincial income tax rates of 36.5% (2007 – 39.5%; 2006 – 40.6%)	(9,733)	3,685	23,062

Increase (decrease) resulting from
Manufacturing and processing deduction of 7%	1,867	(659)	(2,172)
Non-taxable portion of unrealized losses (gain) on debt	6,353	(5,312)	159
Non-taxable portion of capital gains	(3,781)	-	(6,260)
Refundable tax on capital gain	-	-	644
Non-taxable income and other items	(550)	68	90
Benefit of non-capital loss carried back at higher rate	-	(1,365)	-
Change in enacted rates	699	(3,543)	(1,750)
Income taxes (recovery)	(5,145)	(7,126)	13,773
Current income taxes (recovery)	(109)	(5,067)	5,012
Future income taxes (recovery)	(5,036)	(2,059)	8,761
Income taxes (recovery)	(5,145)	(7,126)	13,773

(17)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

At December 31, 2008, the Company has approximately $18.6 million of federal and $18.1 million of provincial non-capital losses available to reduce future year’s income for tax purposes, subject to confirmation by taxation authorities. The losses for both jurisdictions commence expiry in the December 31, 2027, taxation year.

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2008	2007
	$	$

Future income tax assets
Reforestation costs	2,295	2,444
Research and development expenditures	406	362
Non-capital loss available for carry forward	4,605	4,146
Investment tax credits	274	274
Other accrued liabilities	120	90
	7,700	7,316
Future income tax liabilities
Property, plant and equipment	(13,311)	(13,733)
Unrealized foreign-exchange gain on debt	(2,306)	(7,690)
Deferred financing costs	-	(992)
Long-term debt	(1,677)	(1,952)
Other	(680)	(513)
	(17,974)	(24,880)
Net future income tax liability	(10,274)	(17,564)
As reported on the balance sheet
Future income tax assets	1,247	1,188
Future income tax liabilities	(11,521)	(18,752)
Net future income tax liabilities	(10,274)	(17,564)

16	Employee benefit plans

Defined-contribution plans

The total expense for the Company’s defined-contribution plans is as follows:

	2008	2007	2006
	$	$	$

Plans providing pension benefits	3,044	2,870	2,647

(18)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

Defined-benefit pension plan

On January 1, 2000, the Company established a supplementary defined-benefit pension plan for certain key employees. Contributions by the Company are made in accordance with independent actuarial valuations. The effective date for the latest actuarial valuation was December 31, 2005.

Information regarding this plan is as follows:

	2008	2007
	$	$

Change in benefit obligation
Obligation – beginning of year	3,137	2,758
Actuarial (gain) loss	(783)	293
Current service cost	76	78
Benefits paid	(131)	(131)
Interest cost	172	139
Obligation – end of year	2,471	3,137
Change in plan assets at fair value
Plan assets – beginning of year	2,339	2,154
Employer contributions	319	320
Actual return on plan assets	(179)	(4)
Benefits paid	(131)	(131)
Plan assets – end of year	2,348	2,339
Reconciliation of funds status
Plan deficit	(123)	(798)
Unamortized past service costs	389	455
Unamortized actuarial loss	185	750
Net pension asset	451	407
Components of pension expense
Current service costs	76	78
Interest costs	172	139
Expected return on plan assets	(73)	(73)
Amortization of actuarial loss	34	9
Amortization of past service costs	66	66
Net expense	275	219
	%	%
Plan assets by asset category
Equity securities	20	25
Debt securities	24	25
Other	56	50
Total	100	100

(19)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

The significant actuarial assumptions used are as follows:

	2008	2007
	%	%

To determine benefit obligation at end of year
Discount rate	7.50	5.60
Rate of compensation increase	3.40	4.00
Expected long-term rate of return on plan assets	3.00	3.25

17	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. ("Industries"), its parent company, which are recorded at the transacted amounts. Management is unable to determine whether the transacted amounts noted below are different from amounts that would have been recorded on similar transactions with unrelated parties.

	a)	The Company earned revenue from Industries as follows:

	2008	2007	2006
	$	$	$

Administration fees	279	255	286
Included in accounts receivable relating to these transactions	30	36	63

b)	The Company incurred costs charged by Industries as follows:

	2008	2007	2006
	$	$	$
Chemical purchases and other services	2,599	2,559	2,583
Included in accounts payable relating to these transactions	141	381	459

(20)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

18	Financial instruments and financial risk factors

The following table presents the Company’s financial instruments according to classification.

				Carrying Values

			2008	2007

			Financial
	Financial		liabilities at
	assets held	Loans and	amortized
	for trading	receivables	cost
	$	$	$	$

Financial assets
Cash and cash equivalents	46,411	-	-	24,015
Accounts and other receivables	14	56,251	-	27,178
Derivative instruments	2,720	-	-	1,158
Other assets	-	256	-	613

	49,145	56,507	-	52,964
Financial liabilities
Accounts payable and accrued liabilities	-	-	35,557	34,155
Derivative instruments			-	672
Long term debt	-	-	248,371	205,943
	-	-	283,928	240,770

(21)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

The fair values as compared to carrying values of the financial instruments are as follows:

		2008		2007

	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$

Financial assets
Cash and cash equivalents	46,411	46,411	24,015	24,015
Accounts and other receivables	54,330	54,330	27,772	27,772
Derivative instruments	2,720	2,720	1,158	1,158
Other assets	256	256	613	613
	103,717	103,717	53,558	53,558
Financial liabilities
Accounts payable and accrued liabilities	35,557	35,557	34,155	34,155
Derivative instruments	-	-	672	672
Long-term debt	248,371	135,927	205,943	155,760
	283,928	171,484	240,770	190,587

The estimated fair value of financial instruments is based on relevant market prices and information available at the time.

The fair value of short-term financial assets and liabilities, which includes cash and cash equivalents, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value due to the short-term nature of these financial assets and liabilities.

The fair value of the senior notes included in long-term debt at December 31, 2008, is estimated to be $98.8 million US (2007 – $139.4 million US) based upon the price at which the debt was trading. The fair value of the power purchase rights loans at December 31, 2008, is estimated to be $15.6 million based on a market interest rate assumption of 14.9%.

The fair value of derivative instruments, which include foreign exchange contracts, and forward contracts for lumber, pulp and natural gas, is estimated by using market prices that the Company would pay or receive to settle the related arrangements.

(22)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

Financial risk management

The Company’s activities expose it to a variety of financial risks: market risk, foreign-currency risk, interest-rate risk, liquidity risk and credit risk. The Company’s overall risk-management strategy focuses on the unpredictability of financial markets and seeks to reduce potential adverse effects on the Company’s financial performance.

Significant risks are regularly monitored and actions are taken, when appropriate, according to the Company’s approved policies, established for that purpose. In addition, as required, these risks are reviewed with the Company’s Board of Directors. During the year ended December 31, 2008, the Company did not change its methods for managing its financial risks.

a)	Market risk

From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially but may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in revenue at time of settlement or delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any unrealized gains or losses are included in other income (expenses). At December 31, 2008, the Company had no outstanding forward commodity contracts.

b)	Foreign-currency risk

A foreign-currency risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the Company’s functional currency. The Company is exposed to foreign-currency risk arising primarily with respect to US-dollar-denominated sales and long-term debt.

A significant portion of the Company’s sales are denominated in US currency, approximately 77% of its 2008 revenue (2007 – 77%; 2006 – 79%), and at December 31, 2008, the Company had $19.3 million (2007 – $19.5 million) in U.S. dollar denominated accounts receivable. Consequently, the Company is exposed to foreign-currency-exchange risk as changes in foreign currency rates affect the future cash flows of accounts receivable.

The impact on earnings of fluctuations in currency rates is somewhat offset by the corresponding fluctuations in interest payments, substantially all of which are denominated in US dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enters into forward- exchange contracts to sell US dollars but does not hold or issue foreign currency financial instruments for speculative purposes. At December 31, 2008, the Company had US$52.0 million (2007 – $82.0 million) in outstanding forward-exchange contracts at an average contract rate of $1.2703 (2007 – $0.9984) and has recorded the amount of unrealized gain on these forward-exchange contracts of $2.7 million (2007 – $0.6 million) in other income.

(23)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

c)	Interest-rate risk

The interest rates on the Company’s long-term debt are fixed; consequently, the Company is exposed to fair-value changes on long-term debt when the market rate of interest changes. The interest rate on the Company’s revolving-credit facility does fluctuate with the market; however, there is no balance drawn at December 31, 2008. The Company does not currently use any derivative instruments to manage its exposure to changes in market interest rates.

d)	Liquidity risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows to identify potential financing requirements, and by maintaining access to additional financing in the form of a working- capital-supported revolving-credit facility in the amount of $50 million, which is due May 31, 2010. This credit facility requires the Company to meet certain covenants. The Company was in compliance with these covenants at December 31, 2008.

The following are contractual cash flow maturities (including interest) of financial liabilities:

	<1 year	1-2 years	3-5 years	>5 years	Total
	$	$	$	$	$

Long-term debt	20,495	40,989	272,409	18,279	352,172
Accounts payable and accrued liabilities	40,013	-	-	-	40,013
	60,508	40,989	272,409	18,279	392,185

e)	Credit risk

Credit risk is the risk that customers or counterparties to certain financial contracts will fail to pay amounts due or perform their obligations under a contract. The Company is exposed to credit risk, primarily through its accounts receivable. The Company manages this risk through the establishment of credit policies and limits that are applied in the selection of counterparties and through ongoing management review of all receivable balances past due, with the objective of identifying matters at an early stage that could potentially delay the collection of funds. To mitigate the risk associated with customer or counterparty failure to meet their obligations, the Company insures most trade receivables to 90% of the value of the invoice. This insurance coverage represents 90% of the outstanding balances at December 31, 2008. The remaining balance is predominantly represented by receivables with fibre-supply trading partners for whom the Company held outstanding payables in similar amounts. The maximum exposure to credit risk at the reporting date for receivables was $56.9 million. The Company and the insurer work in concert to regularly review the creditworthiness of existing and future customers and ensure credit limits are commensurate with credit risk. All new trade customers must be insurable under the terms of the policy.

(24)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

The concentration of credit risk of accounts receivable is limited, as accounts receivable are widely distributed among customers and geographic locations.

	2008	2007
As at	$	$

Current	25,572	20,673
30-60 days	436	308
61-90 days	10	2
91-120 days	(158)	(4)
Greater than 120 days	-	-
Total trade receivables	25,860	20,979
Insurance proceeds (note 13)	25,929	-
Other receivables	10,672	12,617
Allowance for doubtful accounts (note 14)	(5,585)	(4,652)
Total accounts receivable	56,876	28,944

During 2008, the Company made allowances for bad debts of $1.0 million (2007 - $0.03 million; 2006 - $2.3 million).

19	Capital management

The Company is privately held and, accordingly, defines capital as cash and shareholder's equity, with the source of its capital generated from operations. It is the Company's objective to manage its capital to ensure adequate resources exist to support operations while maintaining business growth. The Company's financial results are primarily influenced by the prevailing market prices for pulp and lumber and the relative value of the Canadian and U.S. dollars; therefore, it manages and adjusts its capital structure as needed, in light of the economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new debt to replace existing debt with different characteristics.

The Company does not have any externally imposed capital requirements.

20	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures bleached chemi-thermo- mechanical pulp for sale to paper makers worldwide. Included in corporate and other are the combined results from the Company’s management and marketing services, and unallocated corporate and other expenses.

(25)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

The accounting policies applied to the reporting segments are as described in Note 1. The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses, other income or expense, or income taxes to its business segments. The Company accounts for inter- segment revenue and transfers as if the transfers were to third parties at current market prices.

Product segment

			Lumber

	2008	2007	2006
	$	$	$

Revenue	131,502	119,905	122,694
Cost of products sold	115,489	113,429	102,330
Freight and other distribution costs	14,371	10,556	11,886
Lumber export taxes	4,106	5,308	990
Depreciation and amortization	9,746	9,045	8,003
Countervailing and anti-dumping duties	-	-	(27,683)
	143,712	138,338	95,526
Operating (loss) earnings	(12,210)	(18,433)	27,168

			Pulp

	2008	2007	2006
	$	$	$

Revenue	197,781	205,205	176,098

Cost of products sold	107,947	115,958	100,285
Freight and other distribution costs	51,297	51,582	40,904
Depreciation and amortization	10,309	10,209	9,050

	169,553	177,749	150,239

Operating earnings	28,228	27,456	25,859

(26)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

		Corporate and other

	2008	2007	2006
	$	$	$

Revenue	279	2,088	6,468

Cost of products sold	14	113	-
General and administration	13,040	12,862	12,635
Depreciation and amortization	1,708	1,797	1,917
Employees’ profit sharing	-	-	4,127

	14,762	14,772	18,679

Operating loss	(14,483)	(12,684)	(12,211)

			Total

	2008	2007	2006
	$	$	$

Revenue	329,562	327,198	305,260
Cost of products sold and administration	236,490	242,362	215,250
Freight and other distribution costs	65,668	62,138	52,790
Lumber export taxes	4,106	5,308	990
Depreciation and amortization	21,763	21,051	18,970
Countervailing and anti-dumping duties	-	-	(27,683)
Employees’ profit sharing	-	-	4,127
	328,027	330,859	264,444
Operating earnings (loss)	1,535	(3,661)	40,816

Cost of products sold for the lumber segment are net of chip transfers to the pulp segment of $5.9 million (2007 – $5.9 million; 2006 – $4.6 million).

(27)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

Expenditures on property, plant and equipment

	2008	2007	2006
	$	$	$

Lumber	1,303	6,981	11,101
Pulp	594	954	1,081
Corporate and other	428	984	10
	2,325	8,919	12,192

Identifiable assets

	2008	2007
	$	$

Lumber	143,513	174,278
Pulp	161,174	160,997
Corporate and other	77,789	44,269
	382,476	379,544

The Company’s assets are all located in Canada. Revenue is attributed to geographic locations based on shipping destination as follows:

Geographic sales

	2008	2007	2006
	$	$	$

Revenue
Canada	73,531	72,879	63,072
United States	79,536	70,533	82,628
Europe	43,732	65,156	51,911
Asia	108,284	98,242	94,739
Other	24,479	20,388	12,910
	329,562	327,198	305,260

(28)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

21	Commitments

Under long-term purchase contracts, the Company has committed to purchase natural gas at pre-determined pricing in amounts totalling $0.6 million for 2009.

22	Supplementary cash-flow information

Changes in non-cash working capital

	2008	2007	2006
	$	$	$

Accounts receivable	(2,002)	1,520	5,995
Inventories	7,707	(933)	(21,381)
Prepaid expenses	3,876	(4,917)	1,979
Accounts payable and accrued liabilities	(568)	(3,035)	1,917
Income taxes	5,345	(10,235)	-
	14,358	(17,600)	(11,490)

Supplementary disclosures
	2008	2007	2006
	$	$	$

Interest paid	18,235	17,025	17,467

Income taxes paid (refunded)	(5,454)	5,081	-

(29)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

23	Reconciliation of financial statements from Canadian GAAP to United States GAAP

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles conform in all material respects with those in the United States (“U.S. GAAP”) except as noted below.

	a)	Net earnings, comprehensive income (loss) and shareholder’s equity

The following summary sets out the material adjustments to the Company’s reported earnings, comprehensive income (loss) and shareholder’s equity that would be made in order to conform to U.S. GAAP:

	2008	2007	2006
	$	$	$
		(Restated - note (d))
Net earnings (loss)
Net earnings (loss) for the year under Canadian GAAP	(21,520)	16,547	44,625
Amortization of debt issue costs (c)	(509)	-	-
Adjustment to log inventories (d)	-	(3,505)	-
Net earnings (loss) for the year under U.S. GAAP	(22,029)	13,042	44,625
Comprehensive income (loss)
Net earnings (loss) for the year under U.S. GAAP	(22,029)	13,042	44,625
Change in pension funding (b)	473	-	-
Comprehensive income (loss) for the year under U.S. GAAP	(21,556)	13,042	44,625
Accumulated other comprehensive income – beginning of year	(904)	-	-
Underfunded pension liability (b)	-	(904)	-
Change in pension funding (b)	473	-	-
Accumulated other comprehensive loss – end of year	(431)	(904)	-
Shareholder’s equity
Shareholder’s equity under Canadian GAAP	77,247	105,578	89,031
Accumulated other comprehensive (loss) for U.S. GAAP	(431)	(904)	-
Net effect of deferred debt issue costs	2,516	-	-
Adjustment to log inventories (d)	-	(3,505)	-
Shareholder’s equity under U.S. GAAP – end of year	79,332	101,169	89,031

(30)

Millar Western Forest Products Ltd.
Notes to Financial Statements
December 31, 2008

(Tabular amounts expressed in thousands of Canadian dollars)

	b)	Pension funding status

The Company adopted FAS 158, Employers’ Accounting for Defined Pension and Other Postretirement Plans, effective December 31, 2007. FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined-benefit post retirement plan, or OPEB, as an asset or liability and to recognize changes in the funded status in the period in which they occur through comprehensive income. On adoption of FAS 158, adjustments were recorded at December 31, 2007, that resulted in an increase in other obligations of $1.2 million for the underfunded status of the defined benefit plan, a decrease in future tax liability of $0.3 million and an increase in accumulated other comprehensive loss of $0.9 million.

For the year ended 2008, the funded status of the plan improved, resulting in an increase in other comprehensive income of $0.6 million, net of taxes of $0.2 million.

	c)	Transaction costs on borrowings

The Company adopted Section 3855 Financial Instruments Recognition and Measurement for Canadian GAAP, effective January 1, 2008. As a result of adopting this new section, the Company elected to expense transaction costs on borrowing; as a result, on January 1, 2008, other assets were reduced by $4.0 million, future tax liabilities were reduced by $1.0 million and opening retained earnings were reduced by $3.0 million, reflecting retrospective treatment.

Under US GAAP, transaction costs on borrowings should continue to be deferred and amortized over the contractual life of the debt instrument. Accordingly, for US GAAP, there would be an additional amortization charge to operations of $0.7 million, net of taxes of $0.2 million, resulting in an increase to US GAAP retained earnings of $2.5 million.

	d)	Change in accounting for log inventories

On January 1, 2008, the Company adjusted its method for determining the net realizable value of log inventories for Canadian GAAP, as described in note 2(a). This resulted in an additional valuation provision for log inventories, measured on December 31, 2007, balances, but applied to opening retained earnings in 2008. However, for US GAAP purposes, this $4.7 million adjustment should have been reflected in the December 31, 2007, inventories balance, and therefore earnings and shareholder's equity should have been reduced by $3.5 million (net of income taxes). At December 31, 2008, the method for determination of net realizable value is the same for both Canadian and US GAAP.

24	Subsequent events

Given the current market conditions, management has curtailed production at its facilities, effective February 2009, reducing output by approximately one-third in both segments. The production scale-back also led to the termination of 88 employees and the temporary layoff of 50 employees, which resulted in a one-time severance cost of approximately $1.6 million that is expected to be paid by March 31, 2009. These reductions are expected to be temporary, and the company intends to restore production as market conditions become favorable.

25	Comparative figures

Certain 2007 and 2006 comparative figures have been reclassified to conform with the financial-statement presentation adopted for 2008.

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